UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 19, 2021



URBAN ONE, INC.
(Exact name of Registrant as specified in its charter)

Delaware	**0-25969**	**52-1166660**
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(301) 429-3200
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Class	Trading Symbol	Name of Exchange on which Registered
Class A Common Stock, $.001 Par Value	UONE	NASDAQ Capital Market
Class D Common Stock, $.001 Par Value	UONEK	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 under the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 2.02.   Results of Operations and Financial Condition.

On March 18, 2021, Urban One, Inc. (the "Company") issued a press release setting forth the results for its quarter ended December 31, 2020. A copy of the press release is attached as Exhibit 99.1.

ITEM 9.01.   Financial Statements and Exhibits.

(c) Exhibits

Exhibit Number	Description
99.1	Press release dated March 18, 2021: Urban One, Inc. Reports Fourth Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

URBAN ONE, INC.

	/s/ Peter D. Thompson
Dated: March 19, 2021	Name: Peter D. Thompson
	Title: Chief Financial Officer and Principal Accounting Officer

NEWS RELEASE

March 18, 2021
FOR IMMEDIATE RELEASE
Washington, DC

Contact: Peter D. Thompson, EVP and CFO
(301) 429-4638

URBAN ONE, INC. REPORTS FOURTH QUARTER RESULTS

<u>**Washington, DC**</u>: **-** Urban One, Inc. (NASDAQ: UONEK and UONE) today reported its results for the quarter ended December 31, 2020. Net revenue was approximately $113.5 million, an increase of 7.3% from the same period in 2019. Broadcast and digital operating income[1] was approximately $51.9 million, an increase of 51.3% from the same period in 2019. The Company reported operating income of approximately $34.5 million for the three months ended December 31, 2020, compared to operating income of approximately $12.1 million for the same period in 2019. Net income was approximately $26.4 million or $0.58 per share (basic) compared to a net loss of approximately $7.9 million or $0.18 per share (basic) for the same period in 2019. Adjusted EBITDA[2] was approximately $41.7 million for the three months ended December 31, 2020, compared to approximately $27.5 million for the same period in 2019.

Alfred C. Liggins, III, Urban One's CEO and President stated, "The Company had an extremely strong fourth quarter, driven by record levels of political advertising and strong demand for our digital and cable TV advertising inventory. In combination with ongoing cost controls, this resulted in a 51% increase in Adjusted EBITDA. All of our operating divisions were able to grow Q4 Adjusted EBITDA year-over-year, and I was particularly pleased with the performance of our digital business, which delivered approximately $6.4 million of Adjusted EBITDA for the full year, an increase of 587% from prior year. Year-end liquidity remained robust, with a cash balance of $73.9 million, after fully paying down our ABL facility by $27.5 million. In the first quarter of 2021, we successfully refinanced all tranches of our indebtedness, resulting in a simplified capital structure with significantly extended maturities and a lower average cost of capital. Additionally, we put in place a new 5-year $50 million revolving ABL facility with Bank of America. This puts the Company in a strong position to take advantage of the anticipated economic recovery post COVID-19."

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RESULTS OF OPERATIONS

	Three Months Ended December 31,		Year Ended December 31,	
	2020	2019	2020	2019
	(unaudited)		(unaudited)	
	(in thousands, except share data)		(in thousands, except share data)	
NET REVENUE	$ 113,542	$ 105,854	$ 376,337	$ 436,929
OPERATING EXPENSES				
Programming and technical, excluding stock-based compensation	28,129	34,947	103,813	128,726
Selling, general and administrative, excluding stock-based compensation	33,524	36,617	108,633	151,791
Corporate selling, general and administrative, excluding stock-based compensation	12,495	10,702	35,860	36,947
Stock-based compensation	839	2,192	2,294	4,784
Depreciation and amortization	2,322	2,534	9,741	16,985
Impairment of long-lived assets	1,700	6,800	84,400	10,600
Total operating expenses	79,009	93,792	344,741	349,833
Operating income	34,533	12,062	31,596	87,096
INTEREST INCOME	1	19	213	150
INTEREST EXPENSE	18,731	19,753	74,507	81,400
LOSS ON RETIREMENT OF DEBT	2,894	-	2,894	-
OTHER INCOME, net	(1,265)	(2,406)	(4,547)	(7,075)
Income (loss) before (benefit from) provision for income taxes and noncontrolling interest in income of subsidiaries	14,174	(5,266)	(41,045)	12,921
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(12,950)	2,522	(34,476)	10,864
CONSOLIDATED NET INCOME (LOSS)	27,124	(7,788)	(6,569)	2,057
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	698	133	1,544	1,132
CONSOLIDATED NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 26,426	$ (7,921)	$ (8,113)	$ 925
AMOUNTS ATTRIBUTABLE TO COMMON STOCKHOLDERS				
CONSOLIDATED NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 26,426	$ (7,921)	$ (8,113)	$ 925
Weighted average shares outstanding - basic[3]	45,942,818	44,172,147	45,041,467	44,699,586
Weighted average shares outstanding - diluted[4]	48,054,418	44,172,147	45,041,467	47,921,671

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	Three Months Ended December 31,		Year Ended December 31,	
	2020	2019	2020	2019
PER SHARE DATA - basic and diluted:	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share data)		(in thousands, except per share data)	
Consolidated net income (loss) attributable to common stockholders (basic)	$ 0.58	$ (0.18)	$ (0.18)	$ 0.02
Consolidated net income (loss) attributable to common stockholders (diluted)	$ 0.55	$ (0.18)	$ (0.18)	$ 0.02
SELECTED OTHER DATA				
Broadcast and digital operating income [1]	$ 51,889	$ 34,290	$ 163,891	$ 156,412
Broadcast and digital operating income margin (% of net revenue)	45.7%	32.4%	43.5%	35.8%
Broadcast and digital operating income reconciliation:				
Consolidated net income (loss) attributable to common stockholders	$ 26,426	$ (7,921)	$ (8,113)	$ 925
Add back non-broadcast and digital operating income items included in consolidated net income (loss):				
Interest income	(1)	(19)	(213)	(150)
Interest expense	18,731	19,753	74,507	81,400
(Benefit from) provision for income taxes	(12,950)	2,522	(34,476)	10,864
Corporate selling, general and administrative expenses	12,495	10,702	35,860	36,947
Stock-based compensation	839	2,192	2,294	4,784
Loss on retirement of debt	2,894	-	2,894	-
Other income, net	(1,265)	(2,406)	(4,547)	(7,075)
Depreciation and amortization	2,322	2,534	9,741	16,985
Noncontrolling interest in income of subsidiaries	698	133	1,544	1,132
Impairment of long-lived assets	1,700	6,800	84,400	10,600
Broadcast and digital operating income	$ 51,889	$ 34,290	$ 163,891	$ 156,412
Adjusted EBITDA[2]	$ 41,653	$ 27,526	$ 138,018	$ 133,543
Adjusted EBITDA reconciliation:				
Consolidated net income (loss) attributable to common stockholders	$ 26,426	$ (7,921)	$ (8,113)	$ 925
Interest income	(1)	(19)	(213)	(150)
Interest expense	18,731	19,753	74,507	81,400
(Benefit from) provision for income taxes	(12,950)	2,522	(34,476)	10,864
Depreciation and amortization	2,322	2,534	9,741	16,985
EBITDA	$ 34,528	$ 16,869	$ 41,446	$ 110,024
Stock-based compensation	839	2,192	2,294	4,784
Loss on retirement of debt	2,894	-	2,894	-
Other income, net	(1,265)	(2,406)	(4,547)	(7,075)
Noncontrolling interest in income of subsidiaries	698	133	1,544	1,132
Employment Agreement Award, incentive plan award expenses and other compensation	(47)	1,373	2,271	4,948
Contingent consideration from acquisition	48	77	46	297
Severance-related costs	654	802	2,800	1,980
Cost method investment income from MGM National Harbor	1,604	1,686	4,870	6,853
Impairment of long-lived assets	1,700	6,800	84,400	10,600
Adjusted EBITDA	$ 41,653	$ 27,526	$ 138,018	$ 133,543

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	December 31, 2020	December 31, 2019
	(unaudited)	
	(in thousands)	
SELECTED BALANCE SHEET DATA:		
Cash and cash equivalents and restricted cash	$ 73,858	$ 33,546
Intangible assets, net	764,858	881,708
Total assets	1,195,487	1,249,919
Total debt (including current portion, net of original issue discount and issuance costs)	842,286	876,253
Total liabilities	995,888	1,056,280
Total stockholders' equity	186,898	183,075
Redeemable noncontrolling interest	12,701	10,564

	December 31, 2020	Applicable Interest Rate
	(in thousands)	
SELECTED LEVERAGE DATA:		
2017 Credit Facility, net of original issue discount and issuance costs of approximately $3.9 million (subject to variable rates) *(a)*	$ 313,482	5.00%
7.375% senior secured notes due April 2022, net of original issue discount and issuance costs of approximately $1.5 million (fixed rate)	1,480	7.375%
8.75% senior secured notes due December 2022, net of original issue discount and issuance costs of approximately $3.3 million (fixed rate)	343,755	8.750%
2018 Credit Facility, net of original issue discount and issuance costs of approximately $2.7 million (fixed rate)	127,251	12.875%
MGM National Harbor Loan, net of original issue discount and issuance costs of approximately $1.6 million (fixed rate)	56,318	11.00%

(a) Subject to variable Libor or Prime plus a spread that is incorporated into the applicable interest rate set forth above.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management's current expectations and are based upon information available to Urban One at the time of this release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond Urban One's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in Urban One's reports on Forms 10-K, 10-Q, 10-Q/A, 8-K and other filings with the Securities and Exchange Commission (the "SEC"). Urban One does not undertake any duty to update any forward-looking statements.

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Throughout 2020, the COVID-19 pandemic had an impact on certain of our revenue and alternative revenue sources. Most notably, a number of advertisers across significant advertising categories reduced advertising spend due to the outbreak. This was particularly true within our radio segment which derives substantial revenue from local advertisers, including in areas considered "hotspots" such as Texas, Ohio and Georgia. The economies in these areas were hit particularly hard due to social distancing and other government interventions. Further, the COVID-19 outbreak caused the postponement of our 2020 Tom Joyner Foundation Fantastic Voyage cruise and impaired ticket sales of other tent pole special events, some of which we had to cancel. We do not carry business interruption insurance to compensate us for losses that occurred in 2020 and such losses may continue to occur as a result of the ongoing nature of the COVID-19 pandemic. Outbreaks in the markets in which we operate could have material impacts on our liquidity, operations including potential impairment of assets, and our financial results. Likewise, our income from our investment in MGM National Harbor Casino has been negatively affected by closures and limitations on occupancy imposed by state and local governmental authorities.

Net revenue consists of gross revenue, net of local and national agency and outside sales representative commissions. Agency and outside sales representative commissions are calculated based on a stated percentage applied to gross billing.

	Three Months Ended December 31,				
	2020		**2019**	**$ Change**	**% Change**
	(Unaudited)				
	(in thousands)				
Net Revenue:					
Radio Advertising	$ 39,154	$	48,359	$ (9,205)	-19.0%
Political Advertising	15,395		705	14,690	2083.7%
Digital Advertising	13,618		8,642	4,976	57.6%
Cable Television Advertising	20,156		19,118	1,038	5.4%
Cable Television Affiliate Fees	24,242		25,667	(1,425)	-5.6%
Event Revenues & Other	977		3,363	(2,386)	-70.9%
Net Revenue (as reported)	$ 113,542	$	105,854	$ 7,688	7.3%

Net revenue increased to approximately $113.5 million for the quarter ended December 31, 2020, from approximately $105.9 million for the same period in 2019. The increase in net revenue was due primarily to unprecedented political revenue recognized by all of our segments during the fourth quarter. While the COVID-19 pandemic continues to impact our revenues, net revenues from our radio broadcasting segment decreased 3.2% compared to the same period in 2019. Based on reports prepared by the independent accounting firm Miller, Kaplan, Arase & Co., LLP ("Miller Kaplan"), the markets we operate in (excluding Richmond and Raleigh, both of which no longer participate in Miller Kaplan) decreased 13.2% in total revenues. Excluding political, our radio broadcasting segment decreased 27.7% compared to the same period in 2019. We experienced net revenue declines most significantly in our Baltimore, Dallas, Houston, and Washington DC markets, with our Atlanta, Charlotte, Cincinnati, Columbus, Philadelphia and Raleigh markets experiencing growth for the quarter. As part of the previously announced swap with Entercom, the Company exited the St. Louis market, transferred WTEM in Washington DC and WPHI in Philadelphia and began operating four new stations in the Charlotte market. We recognized approximately $45.6 million of revenue from our cable television segment during the three months ended December 31, 2020, compared to approximately $44.8 million for the same period in 2019. Net revenue from our Reach Media segment increased approximately $2.3 million for the quarter ended December 31, 2020, compared to the same period in 2019 due primarily to political revenue. Finally, net revenues for our digital segment increased approximately $6.1 million for the three months ended December 31, 2020, compared to the same period in 2019. There was a strong direct sales rebound after the expected COVID-19 pandemic-induced revenue decline from the first half of the year with direct revenue increasing approximately $4.9 million for the quarter ended December 31, 2020 over the same period in 2019. This was a result of political revenue as well as a strategy shift with more brands growing spend on digital platforms, and an increased demand from brands to go beyond surface level or passive engagement with African-American audiences. In addition, streaming drove increases in direct and indirect revenue during the quarter due to increased political spending and impressions as well as larger national deals.

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Operating expenses, excluding depreciation and amortization, stock-based compensation and impairment of long-lived assets, decreased to approximately $74.1 million for the quarter ended December 31, 2020, down 9.9% from the approximately $82.3 million incurred for the comparable quarter in 2019. The overall operating expense decrease was driven by lower programming and technical expenses and lower selling, general and administrative expenses, which was partially offset by higher corporate selling, general and administrative expenses.

Due to COVID-19, all special events scheduled to take place during the quarter were either cancelled or postponed to a later date, for a savings in special events expense of approximately $1.0 million. During the quarter ended December 31, 2020, we saved $437,000 in reduced or delayed marketing spend, $2.6 million in lower programming content amortization, $1.1 million in contract labor, talent costs and consulting/professional fees and $816,000 in reduced travel and office expenses.

Depreciation and amortization expense decreased to approximately $2.3 million for the quarter ended December 31, 2020, compared to approximately $2.5 million for the same quarter in 2019.

Interest expense decreased to approximately $18.7 million for the quarter ended December 31, 2020, compared to approximately $19.8 million for the same period in 2019. The Company made cash interest payments of approximately $23.4 million on its outstanding debt for the quarter December 31 2020, compared to cash interest payments of approximately $23.7 million on its outstanding debt for the quarter ended December 31, 2019. On December 22, 2020, the Company repaid its outstanding ABL Facility balance of $27.5 million. There was no balance outstanding on December 31, 2020. On November 9, 2020, we completed an exchange of 99.15% of our outstanding 7.375% Senior Secured Notes due 2022 (the "7.375% Notes") for $347 million aggregate principal amount of newly issued 8.75% Senior Secured Notes due December 2022 (the "8.75% Notes") (the "Exchange Offer"). There was a net loss on retirement of debt of approximately $2.9 million for the year ended December 31, 2020 associated with the Exchange Offer.

The impairment of long-lived assets for the three months ended December 31, 2020, was related to a non-cash impairment charge of approximately $1.7 million associated with the estimated asset sale consideration for one of our St. Louis radio broadcasting licenses. The impairment of long-lived assets for the three months ended December 31, 2019, was related to a non-cash impairment charge of approximately $5.8 million to reduce the carrying value of our digital segment goodwill as well as a non-cash impairment charge of approximately $1.0 million associated with our Indianapolis market radio broadcasting license.

For the three months ended December 31, 2020, we recorded a benefit from income taxes of approximately $13.0 million on pre-tax income from continuing operations of approximately $14.2 million, which results in a tax rate of (91.4)%. For the three months ended December 31, 2019, we recorded a provision for income taxes of approximately $2.5 million on a pre-tax loss from continuing operations of approximately $5.3 million, which results in a tax rate of (47.9)%. The Company received a net tax refund of $395,000 and $321,000 for the quarters ended December 31, 2020 and 2019, respectively.

Other income, net, was approximately $1.3 million and approximately $2.4 million for the three months ended December 31, 2020 and 2019, respectively. We recognized other income in the amount of approximately $1.6 million and $1.7 million for the three months ended December 31, 2020 and 2019, respectively, related to our MGM investment.

The increase in noncontrolling interests in income of subsidiaries was due primarily to higher net income recognized by Reach Media during the three months ended December 31, 2020 compared to the three months ended December 31, 2019.

Other pertinent financial information includes capital expenditures of $622,000 and approximately $1.2 million for the quarters ended December 31, 2020 and 2019, respectively.

During the three months ended December 31, 2020 and 2019, the Company did not repurchase any shares of Class A or Class D common stock.

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The Company, in connection with its prior 2009 stock option and restricted stock plan and its current 2019 Equity and Performance Incentive Plan (the "2019 Plan"), is authorized to purchase shares of Class D common stock to satisfy employee tax obligations in connection with the vesting of share grants under the plan. During the three months ended December 31, 2020, the Company executed a Stock Vest Tax Repurchase of 4,225 shares of Class D Common Stock in the amount of $5,000. During the three months ended December 31, 2019, the Company executed a Stock Vest Tax Repurchase of 86,512 shares of Class D Common Stock in the amount of $192,000.

Other Matters

On December 27, 2020, the Consolidated Appropriations Act of 2021 was signed into law. The legislation creates a second round of Paycheck Protection Program ("PPP") loans of up to $2 million available to businesses with 300 or fewer employees that have sustained a 25% revenue loss in any quarter of 2020. Certain of the new PPP provisions may benefit broadcasters such as the Company. The provisions (i) allow individual TV and radio stations to apply for PPP loans as long as the individual TV or radio station employs not more than 300 employees per physical location; (ii) permit the Small Business Administration ("SBA") to make loans up to $10 million total across TV and radio stations owned by a station group; (iii) require newly eligible individual TV and radio stations to make a good faith certification that proceeds of the loan will be used to support expenses for the production or distribution of locally-focused or emergency information; and (iv) waive any prohibition on loans to broadcast stations owned by publicly traded entities. On January 29, 2021, the Company submitted an application for participation in the PPP loan program. There is no guarantee that the Company will be awarded loan monies. While certain of the loans may be forgivable, to the extent the Company is awarded the loans the amount may constitute debt under the 2028 Notes (as defined below) and increase the Company's leverage prior to repayment or forgiveness.

On January 7, 2021, the Company launched an offering (the "2028 Notes Offering") of $825 million in aggregate principal amount of senior secured notes due 2028 (the "2028 Notes") in a private offering exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). The 2028 Notes are general senior secured obligations of the Company and are guaranteed on a senior secured basis by certain of the Company's direct and indirect restricted subsidiaries. The 2028 Notes mature on February 1, 2028 and interest on the Notes accrues and is payable semi-annually in arrears on February 1 and August 1 of each year, commencing on August 1, 2021 at the rate of 7.375% per annum. On January 8, 2021, the Company entered into a purchase agreement with respect to the 2028 Notes at an issue price of 100% and the 2028 Notes Offering closed on January 25, 2021.

The Company used the net proceeds from the 2028 Notes Offering, together with cash on hand, to repay or redeem (1) the 2017 Credit Facility, (2) the 2018 Credit Facility, (3) the MGM National Harbor Loan; (4) the remaining amounts of our 7.375% Notes, and (5) our 8.75% Notes that were issued in the November 2020 Exchange Offer. Upon settlement of the 2028 Notes Offering, the 2017 Credit Facility, the 2018 Credit Facility and the MGM National Harbor Loan were terminated and the indentures governing the 7.375% Notes and the 8.75% Notes were satisfied and discharged.

On January 19, 2021, the Company completed its 2020 ATM Program and on January 27, 2021, the Company entered into a new 2021 Open Market Sale Agreement^{SM} (the "2021 Sale Agreement") with Jefferies under which the Company may offer and sell, from time to time at its sole discretion, shares of its Class A common stock, par value $0.001 per share (the "Class A Shares"), through Jefferies as its sales agent. The Company has filed a prospectus supplement pursuant to the 2021 Sale Agreement for the offer and sale of its Class A Shares having an aggregate offering price of up to $25 million (the "2021 ATM Program"). As of March 17, 2021, the Company has issued and sold an aggregate of 420,439 Class A Shares pursuant to the 2021 Sale Agreement and received gross proceeds of approximately $3.0 million and net proceeds of approximately $2.9 million, after deducting commissions to Jefferies and other offering expenses.

On February 19, 2021, the Company closed on a new asset backed credit facility (the "New ABL Facility"). The New ABL Facility is governed by a credit agreement by and among the Company, the other borrowers party thereto, the lenders party thereto from time to time and Bank of America, N.A., as administrative agent. The New ABL Facility provides for up to $50 million revolving loan borrowings in order to provide for the working capital needs and general corporate requirements of the Company. The Asset Backed Senior Credit Facility entered into on April 21, 2016 among the Company, the lenders party thereto from time to time and Wells Fargo Bank National Association, as administrative agent, was terminated on February 19, 2021.

Supplemental Financial Information:

For comparative purposes, the following more detailed, unaudited statements of operations for the three months and years ended December 31, 2020 and 2019 are included.

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| | Three Months Ended December 31, 2020 | | | | | |
| | (in thousands, unaudited) | | | | | |
	Consolidated	Radio Broadcasting	Reach Media	Digital	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 113,542	$ 43,507	$ 10,287	$ 14,755	$ 45,580	$ (587)
OPERATING EXPENSES:						
Programming and technical	28,129	7,805	3,823	3,154	13,694	(347)
Selling, general and administrative	33,524	15,770	1,881	6,674	9,420	(221)
Corporate selling, general and administrative	12,495	-	1,205	1	2,609	8,680
Stock-based compensation	839	104	-	-	51	684
Depreciation and amortization	2,322	756	59	344	932	231
Impairment of long-lived assets	1,700	1,700	-	-	-	-
Total operating expenses	79,009	26,135	6,968	10,173	26,706	9,027
Operating income (loss)	34,533	17,372	3,319	4,582	18,874	(9,614)
INTEREST INCOME	1	-	-	-	-	1
INTEREST EXPENSE	18,731	29	-	79	1,919	16,704
LOSS ON RETIREMENT OF DEBT	2,894	-	-	-	-	2,894
OTHER (INCOME) EXPENSE, net	(1,265)	352	-	-	-	(1,617)
Income (loss) before (benefit from) provision for income taxes and noncontrolling interest in income of subsidiaries	14,174	16,991	3,319	4,503	16,955	(27,594)
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(12,950)	3,375	431	-	(416)	(16,340)
CONSOLIDATED NET INCOME (LOSS)	27,124	13,616	2,888	4,503	17,371	(11,254)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	698	-	-	-	-	698
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 26,426	$ 13,616	$ 2,888	$ 4,503	$ 17,371	$ (11,952)
Adjusted EBITDA[2]	$ 41,653	$ 20,123	$ 3,712	$ 5,096	$ 19,857	$ (7,135)

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		Three Months Ended December 31, 2019				
		(in thousands, unaudited)				
	Consolidated	Radio Broadcasting	Reach Media	Digital	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 105,854	$ 44,950	$ 8,031	$ 8,642	$ 44,793	$ (562)
OPERATING EXPENSES:						
Programming and technical	34,947	9,966	4,652	4,006	16,705	(382)
Selling, general and administrative	36,617	20,486	1,454	5,447	9,398	(168)
Corporate selling, general and administrative	10,702	-	1,077	-	1,808	7,817
Stock-based compensation	2,192	284	12	12	-	1,884
Depreciation and amortization	2,534	738	57	482	946	311
Impairment of long-lived assets	6,800	1,000	-	5,800	-	-
Total operating expenses	93,792	32,474	7,252	15,747	28,857	9,462
Operating income (loss)	12,062	12,476	779	(7,105)	15,936	(10,024)
INTEREST INCOME	19	-	-	-	-	19
INTEREST EXPENSE	19,753	338	-	53	1,919	17,443
OTHER INCOME, net	(2,406)	(360)	-	-	(348)	(1,698)
(Loss) income before provision for (benefit from) income taxes and noncontrolling interest in income of subsidiaries	(5,266)	12,498	779	(7,158)	14,365	(25,750)
PROVISION FOR (BENEFIT FROM) INCOME TAXES	2,522	6,115	294	(2)	3,656	(7,541)
CONSOLIDATED NET (LOSS) INCOME	(7,788)	6,383	485	(7,156)	10,709	(18,209)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	133	-	-	-	-	133
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (7,921)	$ 6,383	$ 485	$ (7,156)	$ 10,709	$ (18,342)
Adjusted EBITDA[2]	$ 27,526	$ 14,651	$ 1,200	$ (532)	$ 16,882	$ (4,675)

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		Year Ended December 31, 2020 (in thousands, unaudited)				
STATEMENT OF OPERATIONS:	Consolidated	Radio Broadcasting	Reach Media	Digital	Cable Television	Corporate/ Eliminations
NET REVENUE	$ 376,337	$ 130,573	$ 30,996	$ 35,599	$ 181,583	$ (2,414)
OPERATING EXPENSES:						
Programming and technical	103,813	33,410	12,967	11,056	47,856	(1,476)
Selling, general and administrative	108,633	57,325	6,205	18,519	27,443	(859)
Corporate selling, general and administrative	35,860	-	3,145	27	6,196	26,492
Stock-based compensation	2,294	317	59	6	51	1,861
Depreciation and amortization	9,741	3,022	237	1,592	3,749	1,141
Impairment of long-lived assets	84,400	84,400	-	-	-	-
Total operating expenses	344,741	178,474	22,613	31,200	85,295	27,159
Operating income (loss)	31,596	(47,901)	8,383	4,399	96,288	(29,573)
INTEREST INCOME	213	-	-	-	178	35
INTEREST EXPENSE	74,507	32	-	317	7,675	66,483
LOSS ON RETIREMENT OF DEBT	2,894	-	-	-	-	2,894
OTHER (INCOME) EXPENSE, net	(4,547)	352	-	-	-	(4,899)
(Loss) income before (benefit from) provision for income taxes and noncontrolling interest in income of subsidiaries	(41,045)	(48,285)	8,383	4,082	88,791	(94,016)
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(34,476)	(8,318)	1,752	-	17,555	(45,465)
CONSOLIDATED NET (LOSS) INCOME	(6,569)	(39,967)	6,631	4,082	71,236	(48,551)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	1,544	-	-	-	-	1,544
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (8,113)	$ (39,967)	$ 6,631	$ 4,082	$ 71,236	$ (50,095)
Adjusted EBITDA[2]	$ 138,018	$ 41,430	$ 9,313	$ 6,378	$ 100,192	$ (19,295)

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		Year Ended December 31, 2019 (in thousands, unaudited)				
	Consolidated	Radio Broadcasting	Reach Media	Digital	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 436,929	$ 177,478	$ 44,691	$ 31,922	$ 185,027	$ (2,189)
OPERATING EXPENSES:						
Programming and technical	128,726	41,096	16,802	12,444	60,121	(1,737)
Selling, general and administrative	151,791	78,047	18,166	19,278	36,639	(339)
Corporate selling, general and administrative	36,947	-	3,139	2	6,426	27,380
Stock-based compensation	4,784	735	43	51	9	3,946
Depreciation and amortization	16,985	3,248	235	1,877	10,376	1,249
Impairment of long-lived assets	10,600	4,800	-	5,800	-	-
Total operating expenses	349,833	127,926	38,385	39,452	113,571	30,499
Operating income (loss)	87,096	49,552	6,306	(7,530)	71,456	(32,688)
INTEREST INCOME	150	-	-	-	-	150
INTEREST EXPENSE	81,400	1,350	-	53	7,675	72,322
OTHER (INCOME) EXPENSE, net	(7,075)	157	-	-	(348)	(6,884)
Income (loss) before provision for (benefit from) income taxes and noncontrolling interest in income of subsidiaries	12,921	48,045	6,306	(7,583)	64,129	(97,976)
PROVISION FOR (BENEFIT FROM) INCOME TAXES	10,864	15,236	1,637	(12)	16,216	(22,213)
CONSOLIDATED NET INCOME (LOSS)	2,057	32,809	4,669	(7,571)	47,913	(75,763)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	1,132	-	-	-	-	1,132
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 925	$ 32,809	$ 4,669	$ (7,571)	$ 47,913	$ (76,895)
Adjusted EBITDA[2]	$ 133,543	$ 58,953	$ 6,954	$ 928	$ 82,007	$ (15,299)

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Urban One, Inc. will hold a conference call to discuss its results for the fourth fiscal quarter of 2020. The conference call is scheduled for Thursday, March 18, 2021 at 10:00 a.m. EDT. To participate on this call, U.S. callers may dial toll-free 1-844-291-6362; international callers may dial direct (+1) 234-720-6995. The Access Code is 9323973.

A replay of the conference call will be available from 1:00 p.m. EDT March 18, 2021 until 12:00 a.m. EDT March 21, 2021. Callers may access the replay by calling 1-866-207-1041; international callers may dial direct (+1) 402-970-0847. The replay Access Code is 1854247.

Access to live audio and a replay of the conference call will also be available on Urban One's corporate website at www.urban1.com. The replay will be made available on the website for seven days after the call.

Urban One, Inc. (urban1.com), together with its subsidiaries, is the largest diversified media company that primarily targets Black Americans and urban consumers in the United States. The Company owns **TV One, LLC** (tvone.tv), a television network serving more than 59 million households, offering a broad range of original programming, classic series and movies designed to entertain, inform and inspire a diverse audience of adult Black viewers. As of December 31, 2020, we owned and/or operated 63 independently formatted, revenue producing broadcast stations (including 54 FM or AM stations, 7 HD stations, and the 2 low power television stations we operate) branded under the tradename "Radio One" in 13 urban markets in the United States. Through its controlling interest in **Reach Media, Inc** (blackamericaweb.com), the Company also operates syndicated programming including *the Rickey Smiley Morning Show, the Russ Parr Morning Show and the DL Hughley Show.* In addition to its radio and television broadcast assets, Urban One owns **iOne Digital (**ionedigital.com**)**, our wholly owned digital platform serving the African-American community through social content, news, information, and entertainment websites, including its Cassius, Bossip, HipHopWired and MadameNoire digital platforms and brands. We also have invested in a minority ownership interest in MGM National Harbor, a gaming resort located in Prince George's County, Maryland. Through our national multi-media operations, we provide advertisers with a unique and powerful delivery mechanism to the African-American and urban audiences.

Notes:

1 "Broadcast and digital operating income" consists of net (loss) income before depreciation and amortization, corporate selling, general and administrative expenses, stock-based compensation, income taxes, noncontrolling interest in income (loss) of subsidiaries, interest expense, impairment of long-lived assets, other (income) expense, loss (gain) on retirement of debt, gain on sale-leaseback and interest income. Broadcast and digital operating income is not a measure of financial performance under generally accepted accounting principles. Nevertheless, broadcast and digital operating income is a significant measure used by our management to evaluate the operating performance of our core operating segments because broadcast and digital operating income provides helpful information about our results of operations apart from expenses associated with our fixed assets and long-lived intangible assets, income taxes, investments, debt financings and retirements, overhead, stock-based compensation, impairment charges, and asset sales. Our measure of broadcast and digital operating income is similar to industry use of station operating income; however, it reflects our more diverse business and therefore is not completely analogous to "station operating income" or other similarly titled measures used by other companies. Broadcast and digital operating income does not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance. A reconciliation of net income (loss) to broadcast and digital operating income has been provided in this release.

2 "Adjusted EBITDA" consists of net income (loss) plus (1) depreciation, amortization, income taxes, interest expense, noncontrolling interest in (loss) income of subsidiaries, impairment of long-lived assets, stock-based compensation, (gain) loss on retirement of debt, gain on sale-leaseback, Employment Agreement and incentive plan award expenses and other compensation, contingent consideration from acquisition, severance-related costs, cost investment income, less (2) other income and interest income. Net income before interest income, interest expense, income taxes, depreciation and amortization is commonly referred to in our business as "EBITDA." Adjusted EBITDA and EBITDA are not measures of financial performance under generally accepted accounting principles. However, we believe Adjusted EBITDA is often a useful measure of a company's operating performance and is a significant measure used by our management to evaluate the operating performance of our business because Adjusted EBITDA excludes charges for depreciation, amortization and interest expense that have resulted from our acquisitions and debt financing, our taxes, impairment charges, and gain on retirements of debt. Accordingly, we believe that Adjusted EBITDA provides useful information about the operating performance of our business, apart from the expenses associated with our fixed assets and long-lived intangible assets or capital structure. EBITDA is frequently used as one of the measures for comparing businesses in the broadcasting industry, although our measure of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, including, but not limited to the fact that our definition includes the results of all four segments (radio broadcasting, Reach Media, digital and cable television). Adjusted EBITDA and EBITDA do not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as alternatives to those measurements as an indicator of our performance. A reconciliation of net income (loss) to EBITDA and Adjusted EBITDA has been provided in this release.

3 For the three months ended December 31, 2020 and 2019, Urban One had 45,942,818 and 44,172,147 shares of common stock outstanding on a weighted average basis (basic), respectively. For the years ended December 31, 2020 and 2019, Urban One had 45,041,467 and 44,699,586 shares of common stock outstanding on a weighted average basis (basic), respectively.

4 For the three months ended December 31, 2020 and 2019, Urban One had 48,054,418 and 44,172,147 shares of common stock outstanding on a weighted average basis (fully diluted for outstanding stock awards), respectively. For the years ended December 31, 2020 and 2019, Urban One had 45,041,467 and 47,921,671 shares of common stock outstanding on a weighted average basis (fully diluted for outstanding stock awards), respectively.